Form 20-F
period 1999-12-30
EARTHWORKS INDUSTRIES INC
filed 2000-10-11
CIK 1125769

UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 20-F

(Mark One)

[x] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 12 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from___________________to__________________________

Commission file number_______________________________________________________

                           EARTHWORKS INDUSTRIES INC.
             -----------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                           EARTHWORKS INDUSTRIES INC.
                 ----------------------------------------------
                 (Translation of Registrant's name into English)

                            British Columbia, Canada
                 ----------------------------------------------
                 (Jurisdiction of incorporation or organization)

        1608 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2
        ----------------------------------------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act


         Title of each class           Name of each exchange on which registered
         -------------------           -----------------------------------------
            Common voting                  Canadian Venture Exchange (formerly
                                              Vancouver Stock Exchange)

Securities registered or to be registered pursuant to Section 12(g) of the Act

                                  Common voting
                                ----------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

                                      Nil
                                ----------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the closing of the period covered by the annual report

                                 Not applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

         Yes                 No      x             not applicable


Indicate by check mark which financial statement item the Registrant has elected to follow

         Item 17    x                              Item 18



NOTE: All references to monies herein are to Canadian dollars unless otherwise specifically indicated

                                     PART I

1.       DESCRIPTION OF BUSINESS

A.       Present Business Structure

The Company was originally incorporated under the laws of the Province of British Columbia, Canada on March 2, 1984 under the name "Colima Resources Limited". The name was changed to "Procordia Explorations Ltd." on April 27, 1990 and to its present name effective September 10, 1993. The Company underwent at least two changes of management prior to Mr. Atkinson essentially assuming control of management in January of 1993.

The Company is not presently carrying on any business in its own right. The Company's present business activities are essentially all done by and through its wholly owned subsidiary, Cortina Integrated Waste Management, Inc. (hereinafter called "Cortina"), which is incorporated pursuant to the laws of California, U.S.A. The Company maintains head office facilities in Vancouver, B.C., Canada for itself and Cortina. The principal director and officer of the Company, David Atkinson, is also the principal director and officer of Cortina and works, on a full-time basis, for the Company and Cortina at the Vancouver office.

The Company also provides all of the funding required by Cortina - by way of making unsecured demand loans to it.

The Company, until 1991, while under different management, carried on, from time to time, somewhat minimal mineral exploration work in Canada. In 1991 and 1992 it investigated and negotiated interim agreements (which have since expired) to become involved in certain waste hauling and disposal projects in California - including the then proposed project which is now the focus of Cortina's activities. After the Company came under its present management various business opportunities were investigated and interim negotiations opened - but none of these activities resulted in any material business activities or asset acquisitions other than the Solucorp royalty interest and, earlier this year, the proposed purchase of 100% of the shares of Pacific Waste Services, Inc., described below.

B.       Pacific Waste Services, Inc. acquisition

 The Issuer entered into a Purchase Agreement dated March 31, 2000 ("the Agreement") with the owners of 100% of the issued shares of Pacific Waste Services, Inc., a private company based in San Ramon, California, U.S.A. ("PWS"). The owners with which the Agreement has been signed are:

 James A. Wyse, Danville, California, U.S.A.
 David S. Brischke, San Ramon, California, U.S.A.
 Thomas G. Valentino, Chico, California, U.S.A.
 Scott D. Schmidt, Byron, California, U.S.A.
 Doana Wyse, Danville, California, U.S.A.

 (hereinafter called "Vendors")

 The Issuer has agreed to issue to the Vendors, pursuant to the Agreement, for the purchase of 100% of the issued shares of PWS, 8,000,000 shares in its capital ("Shares") on three bases, being:

a. 5,000,000 Shares will be issued to the Vendors upon the acceptance for filing of the Agreement by the Exchange (the date of such acceptance being hereinafter called the "Acceptance Date"). The Shares will all be issued but, pursuant to Exchange requirements, 10% of the numbers issued to each Vendor will be free of escrow restrictions but the remaining 90% will have to be deposited in an escrow and released at a rate of 15% at 6 month intervals measured from the Acceptance Date;

b. 2,000,000 "earn-out" Shares will be issued to the Vendors on the basis of PWS's earnings from certain contracts which PWS did not have completed and operational at the date of the Agreement but which were under negotiations or were anticipated and which are believed by the Vendors to contribute substantially to the value of PWS. One such Share will be issued to the Vendors for each $1.00 (U.S.) of earnings by PWS from such contracts calculated on a before interest, taxes, depreciation and amortization basis ("EBITDA earnings"). PWS's EBITDA earnings from such contracts will be calculated on a quarterly basis and Shares will be issued quarterly on the basis of such calculated earnings. Any of the said Shares which have not become issuable to the Vendors by September 30, 2003 will cease to be issuable and the number of Shares to be received by the Vendors pursuant to the Agreement will be reduced accordingly.

c. 1,000,000 Shares, commonly called by the parties "Project Shares" will be issued to the Vendors in consideration of the value of the interests already effectively owned by PWS in the Cortina Project. The Project Shares will be issued to the Vendors in equal quarterly tranches of 125,000 Shares each, the first to be issued on the last day of the calendar quarter in which the Cortina Project commences operations on a commercial basis ("Project Commencement Date"); provided however that Shares will only be issued for a quarter in which the Cortina Project operates commercially for at least 60 days. Any of the Project Shares which have not been issued to the Vendors by 5 years after the Project Commencement Date will cease to be issuable to the Vendors and the numbers of Shares issuable to the Vendors pursuant to the Agreement will be reduced accordingly.

 Pursuant to the Agreement the principal Vendor, James A. Wyse, was appointed to the Board of Directors of the Issuer on June 1, 2000. A further nominee of the Vendors will be appointed to the Issuer's Board and the Board will be reconstituted to comprise of 5 persons 2 of whom will be Vendors or Nominees of the Vendors, within 10 days after the Acceptance Date. At that time Wyse will also be appointed President of the Issuer.

 The Agreement is subject to its acceptance for filing by the Exchange. Subject to the Acceptance Date occurring, and the continuance of the Agreement, the closing of the transaction contemplated by the Agreement will occur on April 30, 2001.

 It is a condition of the closing of the Agreement that the Issuer and or Cortina will have, prior to that date, raised additional financing, being:

a. at least $5,000,000 (Cdn.) of equity or debt financing will have been raised by one or both of the Issuer and Cortina, or;

b. at least $3,000,000 (Cdn.) will have been raised by Cortina by non-equity financing for application to the Cortina project and Cortina costs.

 The Agreement has been submitted to the Exchange but it is still under consideration by the Exchange.

 PWS is an established waste management consultant and contractor with operations in the area of landfill management, design and waste disposal throughout the Western United States. It has been expanding the scope of its operations and anticipates to thereby expand both its gross and net revenues. It has reported to the Issuer that it has been in business since 1988. PWS has been providing consulting services to the Issuer and Cortina since 1995 with respect to the Cortina Project. As a result of supplemental agreements PWS has accepted part of its remuneration for work done by the accrual of fees which are convertible into an interest in Cortina Project of up to 25%. In addition, PWS has accepted portions of it's compensation by way of shares in the Issuer and presently holds 533,000 shares of the Issuer. This agreement will cease to be of any effect if and when the acquisition of PWS is completed.

 C.      Solucorp Royalty Interest

 Pursuant to an agreement dated effective August 15, 1994 the Company contracted with Solucorp Industries Ltd. and its wholly owned subsidiary, ESM Industries (Canada) Inc. (hereinafter together referred to as "Solucorp"), to settle certain outstanding financial issues and to receive in consideration thereof the right to receive royalties equal to $1.00 (Cdn.) for each tonne of soil or other material remediated or processed in Canada using Solucorp's MBS Process for the period ending August 15, 2014. The Company also acquired the non-exclusive right to market usage of the MBS Process in Canada and the United States, during the period ending August 15, 2014 and to receive $1.00 (Cdn. or U.S. as may be applicable) for each tonne of material remediated or processed using the MBS Process as a result of the Company's marketing efforts.

 In further consideration of the right to receive the payments the Company issued Solucorp 50,000 shares in its capital and is obliged to issue to Solucorp an additional maximum of 200,000 shares in its capital on the basis of 1 share having to be issued for each $1.00 (Cdn.) of royalty payments received, such shares to be allotted in blocks of not less than 50,000 shares each from time to time. To this date the Company has received royalties totalling
 $113,275 (Cdn.). The Company has not issued any further shares to Solucorp. Solucorp has reported to the Company that it is engaged in seeking contracts for the use of its MBS Process in Canada and the U.S. and that it has had minor agreements for its usage in Canada which has resulted in the royalty payments that have been paid to the Company. The Company has investigated the possibility of marketing Solucorp's MBS Process and has had exploratory negotiations with potential users of it but it has not actively marketed the Process nor achieved any agreements for the use of the Process.

 D.      Cortina

The Company, through Cortina, is continuing studies and seeking approvals relative to the construction, installation and operation of a waste landfill operation (the "Project") on lands (the "Lands") located approximately 100 kilometers north of the City of Sacramento, in Colusa County, California, U.S.A. The Company entered into a Memorandum of Agreement dated June 10, 1993, as amended November 30, 1993, March 4, 1994 and August 23, 1994 (the "Agreement"), with the owner of the Lands, being an Indian Band known as "Cortina Indian Rancheria" (the "Band"). Subsequently, the Company entered into a lease agreement on the Lands dated October 31, 1995 with the Band (the "Business Lease") for the purpose of facilitating the Project. The Business Lease is subject to the formal approval of the Secretary of State for the Interior of the United States of America ("Interior Secretary") - which has been applied for but not yet received.

Cortina has paid the Band $33,000 (U.S.) pursuant to the Agreement. The Agreement, and the payments made thereunder, were to secure for the Company the exclusive rights to deal with the Band and to negotiate and sign the Business Lease.

The Business Lease is for a term of 25 years running from the date of its approval by the Interior Secretary and will be renewable, at the option of Cortina for a further 25 years. A minimum rental of $15,000 (U.S.) per month will have to be paid commencing upon the commencement of the operation of the Project, and a $10,000 (U.S.) one-time payment must be made within 21 days of the approval of the Interior Secretary. Throughout the term of the Business Lease a percentage of the gross revenues from the Project will have to be paid, being 3% of the gross revenues received for the first 150,000 tons of waste dumped each year and 5% thereafter, subject to the monthly minimums noted above.

During the period since the execution of the Agreement, the Company has, through the efforts of its Management, and with advice from consultants and other sources, investigated the feasibility and the potential economic viability of a waste landfill on the Lands. The conclusion of Management is that the Project is feasible and economically viable. Accordingly, the Company and Cortina are continuing with the proposal to develop the Project.

The approval of the Business Lease by the Interior Secretary is subject to extensive reviews being conducted on behalf of Cortina of virtually all aspects of the Project including environmental impact, interference with archeological sites, seismic stability of the underlying rock structure and other incidental aspects. The approval is also subject to various reviews and local public hearings. To date all such requirements have been successfully conducted and concluded. Approval by the Interior Secretary will also effectively, under the Solid Waste Regulations applicable, constitute a permit to proceed with the building and operation of the Project facilities. After approximately 4 years of working on satisfying all the requirements to obtain the approval of the Interior Secretary the Company is presently anticipating, if no further difficulties arise, that the approval will be received not later than November 30, 2000.

The Project is to be an integrated waste management facility and landfill on the 443 acre Lands. The operation of the facility will offer landfilling, recycling, composting, bioremediation, and treatment of contaminated soils, sludge and green waste. If permitted to accept 1,500 tons of waste per day - which is what has been applied for - the facility is projected to have a capacity of accepting close to 30,000,000 tons of waste and landfill and to have an operational life of more than 40 years. The various approval processes which have been pursued by the Company and Cortina have required that they develop detailed plans for the Project and the Project facilities. However, pending the receipt of the approval from the Interior Secretary - and the permitting of the Project - Cortina has not commenced construction of any Project facilities. Nor has Cortina signed any contracts for the receipt and handling of waste, nor any of the other incidental agreements that will be necessary to negotiate and settle to construct and then operate the Project facilities. Cortina and the Company have not yet realized any revenues from the proposed Project.

The Company has conducted studies to determine the potential amounts of waste available within the area which is within economic distances of the Project ("Project Area"). This has included reviewing the existing waste handling and landfill facilities in the area - essentially within approximately 150 miles of the Project site. As virtually 100% of the waste moved to the site will have to be by truck the hauling costs will be a factor in determining the distances from which waste can be economically hauled to the site. The Company's reviews have also been as to the remaining potential operational periods for other waste facilities within the Project Area and other potentially new waste handling or disposal facilities that have been announced or brought to the attention of the Company within the Project Area. However, due to the uncertainty of the various governmental authorities which would have jurisdiction over other waste handling facilities in the Project Area - which would not be on Federal lands - no final determination can be made of whether or not other competing facilities may be licensed within the Project Area, or if extensions will be granted of the permits for existing facilities. Management is aware of the fact that waste handling - particularly waste that has any level of contamination - is an environmentally and politically sensitive subject. Management also recognizes that notwithstanding that the Project is to be located on U.S. Federal Indian lands, and therefore not fully subject to the rules and regulations of local or state governments, local public opposition - of which there has been some - could become so aggressive and vocal that the Interior Secretary could further delay the required approval or impose further requirements as a condition of the final approval.

Reviews and studies done on behalf of the Company to date satisfy Management that there is available within the Project Area not less than the projected 1,500 tons of waste per day that will require disposal and which can potentially be made the subject of disposal contracts in the Project facilities. The development and the requirement to dispose of waste is not seasonal.

The Company calculates that it and Cortina have to November 30, 1999 expended approximately $2,248,000 on the development of the Project - both in direct costs and indirect general and administrative costs. Of this, $353,746 was expended in the fiscal year ended November 30, 1999. Management anticipates that further costs will be incurred - for which funding will have to be obtained - until Project is financially self-sufficient as follows:


For the period until  approval is obtained from  Interior
   Secretary -  projected to be November 30, 2000.............$    50,000 (U.S.)

For the period following  approval for the development of
   the final  engineering and construction plans -
   estimated to be for a period of 4 months -.................$   300,000 (U.S.)
Capital costs for the construction of the Project
   facilities.................................................$ 5,000,000 (U.S.)


Management is anticipating that it will be able to raise, by equity funding, all of the costs required prior to the commencement of construction. Management is anticipating being able to borrow, on acceptable terms, 100% of the capital cost requirements for the Project.

Neither the Company or Cortina have any employees - other than its President, David Atkinson, who is engaged under a Service Contract on a full-time basis. All other efforts on behalf of the Company and Cortina are done by consultants and contractors under contract. The Company does not anticipate engaging any employees until the Project facility is near completion - and then all employees will be engaged as employees of Cortina.

The Company has entered into a Memorandum of Understanding ("MOU") dated September 25, 1996 with Pacific Waste Services Inc. (formerly named James A. Wyse, Inc.) ("PWS"), of San Ramon, California, U.S.A., whereby PWS has been granted an option to acquire a maximum of 10% equity interest in Cortina. That Agreement will cease to be effective when the Company completes the acquisition of PWS.

E.       Funding Agreement with Solucorp Industries Ltd. ("Solucorp")

The Company entered into an Agreement dated September 5, 1995 and incidental supplemental agreements (hereinafter together called the "Agreement") with Solucorp, pursuant to which Solucorp was granted the right to provide funding of up to $1,000,000 (U.S.) to be applied to the costs of the development of the Cortina Landfill Project. The Agreement provided for the funding to be advanced in portions from time to time as required by Cortina to pay specific costs or invoices. Solucorp has provided a total of $304,712.

The Agreement provided that Solucorp had the right, at any time after supplying $400,000 (U.S.), to convert the advances to the acquisition of an interest in the Project on the basis of each $40,000 (U.S.) advanced being convertible to a 1% participating interest in the Project - and various additional optional rights, none of which were earned or exercised by Solucorp.

Due to defaults by Solucorp the Company gave it notice in November 1998 terminating Solucorp's rights to advance further monies. As a result, the monies that have been advanced are repayable by the Company with interest at a rate of 15% per annum provided that such repayment will only be by way of Solucorp setting off 25% of the various royalty payments which become due from it to the Company under the agreements described in sub-clause C above.

F.       Company's Plan of Operations

The Company does not anticipate undertaking any activities during the balance of its fiscal year ending November 30, 2000 other than to support and fund the ongoing activities of Cortina and working toward the closing of the Pacific Waste Agreement. The Company does not have a firm budget or a projection of it and Cortina's financial requirements for the balance of the fiscal year. The Company is anticipating that it will be able to secure the necessary funding from one of a number of sources, being the exercise of various outstanding options and share purchase warrants and the private sale of shares in its capital. The Company is not in a position to depend on the securing of additional funding and if additional funding is not secured the operations and activities of Cortina will have to be reduced to whatever level will be compatible with the funding that it is able to secure. The Company does not anticipate that it or Cortina will receive any sales or business revenues during the current fiscal year or that they will achieve the sale of any products or services.

 The company recognizes that Cortina's proposed landfill project is still subject to certain approvals by various levels of government and that it is not necessarily in a position to assure that such approvals will be received. The Company and Cortina also recognize that the landfill project is environmentally sensitive and that it therefore faces objections and delays caused by persons living in the area of the proposed site of the Project and environmental advocacy and vested interest groups and organizations.

 2.      DESCRIPTION OF PROPERTY

 The principal assets of the Company are:

 (a)     the ownership of 100% of the issued shares of Cortina;

 (b)     the Pacific Waste Agreement described in Item 1B above.

The properties and assets of Cortina and Pacific Waste are described in Item 1.

3.       LEGAL PROCEEDINGS

There are no material legal proceedings existing, pending or threatened to which the Company, Cortina, Pacific Waste or their properties are a party or are subject.

4.       CONTROL OF REGISTRANT

(a) The Company is not, to the best of the knowledge of the Company and its Directors and Officers, directly or indirectly owned or controlled by another corporation or by any foreign government.

(b) The Company's outstanding shares are in registered form but it is known to the Company and its management that the registered holders of the outstanding shares are, in large part, not the beneficial owners of the outstanding shares and that significant numbers of the outstanding shares are held registered in the names of various nominees on behalf of the beneficial owners of such shares. As a result it is not possible for the Company or its management to know who are all of the beneficial owners of its outstanding shares or how many outstanding shares may be beneficially owned by any single shareholder. The Company's authorized capital consists of 100,000,000 common shares without par value, all of which are voting, with each share having one non-cumulative vote. Based on information that the Company has been able to assemble, Management believes that there are no shareholders beneficially holding more than 10% of the Company's issued shares.

(c) There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in the control of the Company; provided that when 5,000,000 shares of the Company are issued pursuant to the Pacific Waste Agreement described in Item 1B above, James A. Wyse will receive a number of shares of the Company which will result in him then holding more than 10% of the issued shares of the Company. It is also assumed that the 5,000,000 shares that the vendors will receive under the Pacific Waste Agreement will create shareholdings which will have the potential of changing the control of the Company.

5.       NATURE OF TRADING MARKET

(a) The only principal market for the shares of the Company is the Canadian Venture Exchange and its predecessor the Vancouver Stock Exchange ("Exchange") in Vancouver, British Columbia, Canada on which the shares are listed for trading. There is no trading market for the Company's shares in the United States.

(b) On a quarterly basis the high and low sales prices for the shares of the Company on the Exchange during the two most recent completed fiscal years, and the period since then, were as follows - expressed in Canadian funds:

              Quarter                                Low         High
                                                      $           $
Dec. 01/97 - Feb. 29/98                              0.50        1.70
Mar. 01/98 - May 31/98                               0.59        0.90
June 01/98 - Aug. 31/98                              0.60        0.98
Sept. 01/98 - Nov. 30/98                             0.26        0.45
Dec. 01/98 - Feb. 28/99                              0.27        0.48
Mar. 01/99 - May 31/99                               0.39        0.75
June 01/99 - Aug. 31/99                              0.20        0.63
Sept. 01/99 - Nov. 30/99                             0.21        0.44
Dec. 01/99 - Feb. 01/00                              0.34        1.40
Mar. 01/00 - May 31/00                               0.91        2.06
June 01/00 - Aug. 31/00                              1.04        1.79

(c) It is not possible for the Company to identify exactly how many of its issued shares are held by United States residents nor the number of United States residents who hold shares of the Company. However, an examination of the records of the Company's registered shareholdings, prepared as at August 31, 2000, showed a total of 199,630 shares being held by 9 U.S. residents. The Company has polled various brokerage firms and nominees and has received advice that a further 40 unregistered shareholders are the beneficial owners of 1,259,963 shares. It is not possible for the Company to accurately determine how many different beneficial holders own the shares held by such nominees nor how many other U.S. resident shareholders may beneficially own shares which are registered in the names of other agents or nominees.

6.       EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no laws, decrees or regulations in Canada, in which the Company is incorporated, that restrict the export or import of capital or which constitute foreign exchange controls or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities. There are also no limitations created by any governmental laws, decrees or regulations in Canada creating any limitations on the right of non-resident or foreign owners to hold or vote shares of the Company, nor are any such limitations created by the Company's Charter, Articles or constating documents.

7.       TAXATION

To the best of the Company's knowledge there are no taxes or similar levies to which holders of the Company's shares resident in the United States are subject. However, the Company understands that pursuant to a Canada-U.S. tax treaty any dividends which the Company might declare in favour of shareholders who are resident in the United States will be subject to such Canadian withholding taxes as the then current provisions of the treaty may require.

8.       SELECTED FINANCIAL DATA

(a) The Company has not at any point during its existence carried on an active business from which it generated income or incurred business operation expenses. The Company does not have any long-term obligations except those described in Item 1 hereof. The Company has not, in its existence, generated any profits or taxable earnings. No dividends have ever been declared or paid. Reference is made to the financial statements attached as an Exhibit hereto for information with respect to the Company's Balance Sheet asset values and other financial information details for the two fiscal years covered thereby, namely the period between December 1, 1997 and November 30, 1999.

(b) The history of Canada-United States exchange rates are presented on the basis of the amount of Canadian funds required to purchase $1.00 (U.S.). The rates of exchange used are the noon buying rate in the City of New York for cable transfers of foreign currencies as certified by the Federal Reserve Bank of New York - presented on a calendar year basis.

                                        1999          1998          1997         1996          1995
                                       ------        ------         ------       ------       ------
Rate at period end                     1.4722        1.5433         1.4288       1.3697       1.3655

Average rate during period             1.4858        1.4837         1.3849       1.3644       1.3689

High rate during each period           1.5194        1.5433         1.4398       1.3822       1.4238

Low rate during each period            1.4611        1.4168         1.3357       1.3310       1.3285


9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Because the Company has not carried on any business operations and has had no income generating activities no meaningful discussion and analysis can be done of the Company's operations. As is noted in Item 1 hereof, in describing the business activities of the Company's subsidiary, Cortina, it is involved in attempts to develop a new business. Unfortunately, it is subject to high degrees of government regulation and environmental sensitivity over which the Company has no control. The management of Cortina and the Company have verified, to their satisfaction, that there is a current and potential long-term increasing demand for waste disposal facilities, contaminated materials remediation and recycling facilities. Management has also concluded to its satisfaction that there is at least an unofficial policy prevalent in the BIA to support projects on Indian lands which provide economic benefits for the tribes or bands involved, and that the Cortina Band is, due to a lack of any other significant industrial or economic activities on its lands, strongly in favour, in principle, of Cortina's proposed project. Management has accordingly concluded that in this favourable potential marketplace the proposed landfill project of Cortina should be actively developed, subject to the availability of funding.

10.      DIRECTORS AND OFFICERS OF REGISTRANT

Particulars of the Directors and Officers of the Company are as follows:

Name and countries
   of residence                                  Offices held
-------------------------   ----------------------------------------------------
David Brent Atkinson        Director  since  November 10, 1992 and President and
British Columbia, Canada    Chief Executive Officer since November 12, 1992
                            Director,  President and Chief Executive Officers of
                            Cortina Integrated Waste Management, Inc. since its incorporation on July 19, 1994

David Francis Andrews       Director of the Company  since  January 20, 1993 and
British Columbia, Canada    Secretary since November 9, 1994
                            Director  and Chief  Financial  Officer  of  Cortina
                            Integrated  Waste  Management,  Inc.  since July 20,
                            1994

Danny L. Atkinson
British Columbia, Canada    Director since February 28, 1997

Deirdre A. Lydon
British Columbia, Canada    Director since May 5, 1998

James A. Wyse
California, U.S.A.          Director since June 1, 2000

The Directors all hold their positions as directors for an indefinite term subject to re-election at each Annual General Meeting of the shareholders of the Company. All positions held with the subsidiaries and all offices held with the Company are subject to termination by the Board of Directors of the Company. To the best of the knowledge of the Company there are no arrangements or understandings between any of the Directors and any other persons pursuant to which such director was appointed a director or officer. David B. Atkinson and Danny L. Atkinson are brothers. Deirdre A. Lydon is the wife of David B. Atkinson.

11.      COMPENSATION OF DIRECTORS AND OFFICERS

(a) The aggregate compensation paid by the Company to its Directors and Officers during the fiscal year ended November 30, 1999 was $88,448 (Cdn.).

(b) Cortina, the Company's subsidiary, does not pay or accrue, directly or indirectly, any compensation or provide any benefits to any of its directors or officers. The Company does not provide any other remuneration or benefits to its Directors or Officers other than by way of options as described in Item 12 below.

12. OPTIONS AND WARRANTS TO PURCHASE SECURITIES FROM THE CORPORATION OR ITS AFFILIATES

(a) During the period since the beginning of the last completed fiscal year, namely December 1, 1999, options have been held, received and exercised by Directors and Officers of the Company as follows:


                                           No. Shares optioned,             No. Share        No. optioned
                                            exercise price and               options            shares
              Names                           date of grant                 exercised         outstanding
----------------------------        ------------------------------          ----------        ----------
David B. Atkinson                   August 10, 1995  optioned                150,000           150,000
Director, President and             shares exercisable
CEO                                 at $0.75 per share until
                                    August 10, 2000.

                                    August 8, 1997 optioned                  105,500            63,500
                                    169,000 shares exercisable
                                    at $0.40 until August 7, 2002.
                                    February 15, 2000 optioned

                                    204,500 shares exercisable                   Nil           201,500
                                    at $0.56 until February 14, 2005.

David F. Andrews                    August 10, 1995 optioned
Director and Secretary              80,000 shares exercisable                 80,000               Nil
                                    at $0.75 per share until
                                    August 10, 2000.
                                    June 12, 2000 optioned

                                    55,000 shares exercisable                   Nil             55,000
                                    at $0.90 until June 12, 2005

Danny L. Atkinson                   March 7, 1997 optioned
Director                            100,000 shares exercisable                  Nil            100,000
                                    at $0.40 per share until
                                    March 6, 2002

Deirdre A. Lydon                    May 5, 1998 optioned
Director                            175,500 shares exercisable                  Nil            175,500
                                    at $0.40 per share until
                                    May 5, 2003






James A. Wyse                       June 12, 2000 optioned
Director                            140,000 shares exercisable                  Nil             140,000
                                    at $0.90 per share until
                                    June 12, 2005


(b) The Company, in addition to the options granted to Directors and Officers described above, has granted share purchase options to one person who is not a Director or Officer of the Company, the details of which are:

                                           No. Shares optioned,             No. Share        No. optioned
                                            exercise price and               options            shares
              Names                           date of grant                 exercised         outstanding
---------------------               --------------------------              ---------        ------------
Robert Sundberg                     February 15, 2000 optioned                  Nil              50,000
Consultant to the                   50,000 shares exercisable
Company, of Delta,                  at $0.56 per share until
British Columbia,                   February 14, 2005
Canada



(c) The Company has granted and has outstanding share purchase warrants entitling the holders to purchase shares in other securities of the Company as follows:


            Security                      No. Share                Exercise                  Expiry
                                         Purchasable              Price Date
---------------------------------        ----------             ----------------         --------------
Common shares *                            123,500              $0.30 per share          November 24/00

Common shares                              472,500              $1.20 per share           January 24/01

Units  -  each  consisting  of  1
share of the
Company and 1 "B"
Warrant **                                 45,000               $1.00 per unit             July 25/01

Common shares                              45,000               $1.25 per share            Earlier of
                                                                                           July 24/01
                                                                                           or 6 months
                                                                                          after date of
                                                                                         "B" Warrant **


* Held by a private company wholly owned by the Company's President, David B. Atkinson.

** When a Unit is purchased it will include a "B" Warrant which will entitle the holder to purchase another common voting share of the Company exercisable at a price of $1.25 per share on or before the earlier of July 24, 2001 or 6 months after the date of the exercise of the Unit.

13.      INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

(a) During the past 3 years no Director, Officer, holder of more than 10% of the issued shares of the Company or any spouse of any such persons had any interests in any material transactions with the Company, except with respect to securing compensation for services rendered or being granted and exercising share purchase incentive options, except as follows:

David B. Atkinson -

                  Effective February 5, 1998 purchased 10,000 Units at $0.60 per Unit, as part of a private placement by the Company, each Unit consisting of 1 share of the Company and a warrant entitling the purchase of an additional share exercisable within 1 year at $0.60 per share. Mr. Atkinson subsequently exercised the warrants to purchase a total of 10,000 shares at a cost of $0.60 each.

                  Wholly owned company, 446980 B.C. Ltd., purchased 140,000 Units at a price of $0.60 per Unit, each Unit consisting of 1 share and 1 1-year warrant entitling the purchase of an additional share at $0.60 each. 446980 B.C. Ltd. subsequently exercised the warrants to purchase an additional 140,000 shares at a cost of $0.60 per share.

                  On August 13, 1998 446980 B.C. Ltd.  accepted 15,000 shares at
                  a  deemed   price  of  $0.75  per  share  to  settle   Company
                  indebtedness to it of $11,250.

                  April 23, 1999 446980 B.C. Ltd. purchased by way of private placement from the Company 155,000 Units at a price of $0.30 per Unit, each Unit consisting of 1 share of the Company and one 1-year warrant entitling the purchase of an additional share at an exercise price of $0.40 per share. 446980 subsequently exercised the warrants to purchase an additional 155,000 shares at $0.40 per share.

                  September 2, 1999 purchased 75,000 shares of the Company as a private placement by the Company at a price of $0.50 per share. December 6, 1999 446980 purchased as a private placement 345,000 Units, each Unit consisting of 1 share of the Company and one 1-year warrant entitling the purchase of an additional 345,000 shares exercisable at $0.30 per share. 446980 has exercised 198,500 of the warrants to purchase 198,500 shares of the Company at a price of $0.30 per share and still holds unexercised warrants to purchase 146,500 shares of the Company at $0.30 per share.

David F. Andrews -

                  Effective February 5, 1998 purchased 15,000 Units at $0.60 per Unit, as part of a private placement by the Company, each Unit consisting of 1 share of the Company and a warrant entitling the purchase of an additional share exercisable within 1 year at $0.60 per share. Mr. Atkinson subsequently exercised the warrants to purchase a total of 16,000 shares at a cost of $0.60 each.

                  On March 2, 1999 accepted 30,000 shares at $0.40 per share to settle Company indebtedness to it of $12,000. In April 1998 Andrews purchased from the Company its 100% of the issued shares of a private Canadian company, CPC Cascade Power Corporation ("CPC") in consideration of his assumption of obligations the Company had outstanding to the original previous owners of such shares and to pay certain potential royalties to the Company if CPC or its successors and assigns succeeded in developing and selling electricity from a hydroelectric project on which CPC had done preliminary research and planning.

Danny L. Atkinson -

                  On August 13, 1998 accepted 14,000 shares at a deemed price of $0.75 per share to settle Company indebtedness to it of $10,500. On March 2, 1999 accepted 15,000 shares at $0.40 per share to settle Company indebtedness to him of $6,000.

Deirdre A. Lydon -

                  Wholly owned DAL Consulting Ltd. on March 2, 1999 accepted 15,000 shares at a deemed price of $0.40 per share to settle Company indebtedness to it of $6,000.


(b) During the past 3 years no Director or Officer, or associate of any Director or Officer, has been indebted to the Company or any of its subsidiaries.

                                     PART II

(a) Particulars of capital shares to be registered. The Company's authorized and issued shares are all fully participating common shares, none of which have priority over any of the others. The holder of each share is entitled to 1 non-cumulative vote for each share held. None of the shares, whether issued or unissued, have any preferential rights or restrictions applicable to them and none are subject to having any rights or restrictions added to or imposed on them.

(b) No debt securities of the Company or American Depository Receipts, or any other securities are being registered.

                                    PART III

15.      DEFAULTS UPON SENIOR SECURITIES

The Company has never had any senior securities issued or outstanding and accordingly has not defaulted with respect to any senior securities.

16.      CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

There have been no changes in the securities of the Company, or the rights of holders of the securities of the Company, since its incorporation except that, effective September 10, 1993, all of the Company's authorized and issued shares were consolidated on the basis of each 5 existing authorized or issued shares being consolidated into 1 fully participating voting common share. This share consolidation was applicable to all of the issued shares of the Company and was effected after it was approved by the appropriate and required Special Resolution of the shareholders duly passed at a duly convened general meeting of the shareholders.

                                     PART IV

17.      FINANCIAL STATEMENTS

The financial statements of the Company which are exhibited hereto are prepared according to Canadian Generally Accepted Accounting Principles and in the Accountant's Report attached thereto, and in the Notes thereto reference is made to the material variations in accounting principles, practices and methods used in preparing financial statements pursuant to Canadian Generally Accepted
Accounting Principles in comparison to United States Generally Accepted Accounting Principles and the instructions contained in this Item17.

18.      FINANCIAL STATEMENTS

The  financial   statements  exhibited  hereto  are  prepared  pursuant  to  the instructions contained in Item 17 and not in this Item 18.

19.      FINANCIAL STATEMENTS AND EXHIBITS

Index of Exhibits attached:

Exhibit 1 - Articles of Incorporation of the Company; Certificate of Name Change issued September 10, 1993; Special Resolution dated June 7, 2000 with attached amended Memorandum

Exhibit 2 - Funding Agreement dated September 5, 1995 between the Company, Cortina and Solucorp Industries Ltd., and Amendments thereto dated October 20, 1995, January 12, 1996, and October 15, 1996 - referred to in Item 1.C.

Exhibit 3 - Lease dated October 31, 1995 between Cortina and Cortina Band of Wintun Indians - referred to in Item 1.D.

Exhibit 4 - Agreement dated March 31, 2000 between the Company and the owners of Pacific Waste Services, Inc. - referred to in Item 1.B.

Exhibit 5 - Specimen Share Purchase Option Agreement - being between the Company and David B. Atkinson dated February 15, 2000

Exhibit 6 - Consolidated audited financial statements of the Company prepared as at November 30, 1999

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the Registrant certifies that it meets all of the requirements for filing a Form 20-F and has duly caused the Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized.

DATED at Vancouver, British Columbia, Canada, on the 31st day of August, 2000.

EARTHWORKS INDUSTRIES INC.

Per:     /s/ David B. Atkinson
         -----------------------------------------
         David B. Atkinson, Director and President